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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING


                                                      SEC File Number: 0-11258


(Check One):
    [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:  WorldCom, Inc.
Former Name if Applicable:  not applicable
Address of Principal Executive Office
   (Street and Number):  500 Clinton Center Drive
City, State and Zip Code:  Clinton, Mississippi 39056


                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 1-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on June 26, 2002, WorldCom, Inc. (the "Company") has announced its intention to restate its financial statements for 2001 and the first quarter of 2002 as a result of $3.85 billion of transfers from line cost expenses to capital accounts during these periods that were not made in accordance with generally accepted accounting principles.

     As reported in its Current Report on Form 8-K filed on August 9, 2002, the Company has announced that its ongoing internal review of its financial statements has discovered an



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additional $3.3 billion in improperly reported earnings before interest, taxes, depreciation and amortization (EBITDA) for 1999, 2000, 2001 and first quarter 2002, which would require the Company also to restate its financial statements for 2000. The additional impact of these newly reported items on pre-tax income for 1999, 2000, 2001 and first quarter 2002 is $3.83 billion.

     The Company has asked its external auditors, KPMG LLP ("KPMG"), to undertake a comprehensive audit of its financial statements for 2000, 2001 and 2002. A Special Investigative Committee of the Company's Board of Directors is overseeing an independent investigation of these matters by William R. McLucas, former Director of the Division of Enforcement for the SEC. The Company's accounting practices also are under investigation by the SEC, by the U.S. Attorney's Office for the Southern District of New York and by the Examiner appointed by the United States Bankruptcy Court for the Southern District of New York, Richard Thornburgh, former Attorney General of the United States.

         As reported in its Current Report on Form 8-K filed on July 22, 2002, the Company and certain of its direct and indirect U.S. subsidiaries have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (Case No. 02-13533).

         Based upon the foregoing, the Company is unable to complete its Form 10-Q for the quarter ended June 30, 2002 within the prescribed time period without unreasonable expense.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael H. Salsbury             (202)                887-3363
-------------------           --------             ------------
(Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

         Annual Report on Form 11-K of the WorldCom, Inc. 401(k) Salary Savings Plan for the year ended December 31, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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         The Company is focusing significant time and effort on assisting KPMG in its comprehensive audit of the Company's financial statements for 2000, 2001 and 2002 and has announced its intention to issue unaudited financial statements for 2000, 2001 and first quarter 2002 as soon as practicable.

         In addition, the Company has announced that it expects to record further write-offs of assets previously reported, including the likelihood that it may determine all existing goodwill and other intangible assets, currently recorded as $50.6 billion, should be written off when restated 2000, 2001 and 2002 financial statements are released. The Company will also reevaluate the carrying value of existing property, plant and equipment as to possible impairment of historic values previously reported. However, until the Company's audit of previously reported asset values is complete it cannot determine with certainty the amount of its ultimate write-offs.

         Accordingly, the Company has not completed its review of quarterly results for the period ended June 30, 2002 and is unable to quantify and discuss any significant changes of operations from the corresponding prior period. The Company cannot reasonably estimate when it will be in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 nor when KPMG will be able to complete a review in accordance with professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards and as may be modified or supplemented by the SEC.



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                                 WorldCom, Inc.
                               -----------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2002      By:             /s/ Michael H. Salsbury
                              -------------------------------------------
                                        Name:  Michael H. Salsbury
                                        Title:    General Counsel